

Mail Stop 7010

September 20, 2007

Andrew H. Parnes
Executive Vice President – Finance and Chief Financial Officer
Standard Pacific Corp.
15326 Alton Parkway
Irvine, CA 92618-2338

> **Re: Standard Pacific Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 1-10959**

Dear Mr. Parnes:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006

MD&A
Critical Accounting Policies, page 20
Inventories, page 23

1. We note the material impairments and write-offs of option deposits and pre-acquisition costs that you recorded during the fiscal year ended December 31, 2006 and the subsequent interim period ended June 30, 2007. It appears to us that your critical accounting policy disclosure for inventory valuation is too general to provide investors with sufficient information about management's insights and

assumptions with regard to how you determined the amount of impairments and write-offs or to assess the recoverability of your land related assets. In this regard, please revise future filings to:

- Disclose the number of real estate projects evaluated for impairment.
- Disclose the number of real estate projects that were impaired and the remaining carrying value of those projects.
- Address the factors you identified to assess the appropriateness of moving forward with land development and costs for future development or writing-off the related amounts previously capitalized. In addition, explain the appropriateness of excluding these write-offs from cost of sales.
- Disclose the material assumptions you used in your impairment determinations as well as your basis for those assumptions. In addition, please provide a sensitivity analysis showing the effect of a 1% change in each significant assumption.
- Address for us supplementally whether you had any significant real estate projects for which estimated future undiscounted cash flows were close to their carrying value. If so, please tell us what consideration you have given to providing investors with an understanding of the risks and potential magnitude associated with potential future impairments of such assets.
- Expand your disclosures to provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, additional material impairment charges in future periods.
- Please expand you Critical Accounting Policy disclosure for goodwill impairments to address the points above as applicable.

Please provide your proposed revisions in your response. Refer to Section V of our Release 33-8350 available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Selected Financial Information, page 25

2.   We note your presentation of the non-GAAP measure "Adjusted Homebuilding EBITDA". Based on your reconciliations of this measure to net income and operating cash flows, it appears you are presenting this measure as a performance measure and a liquidity measure. As such, please explain to us how your presentation complies with Item 10(e) of Regulation S-K.

Liquidity and Capital Resources, page 37

3.   We note your disclosures related to debt covenants. Please revise your disclosures in future filings to disclose required amounts and ratios as well as actual amounts and ratios at each balance sheet date.

Note 2 – Summary of Significant Accounting Policies, page 56
Mortgage Loans Held for Sale, page 63

4.   Based on your disclosures, it is not clear to us if you have any interests in what
        are commonly referred to as "sub-prime" loans. Although there may be differing
        definitions of sub-prime loans, they are sometimes recognized to be loans that
        have one or more of the following features:
        - A rate above prime to borrowers who do not qualify for prime rate loans;
        - Borrowers with low credit ratings (FICO scores);
        - Interest-only or negative amortizing loans;
        - Unconventionally high initial loan-to-value ratios;
        - Low initial payments based on a fixed introductory rate that expires after a
          short initial period then adjusts to a variable index rate plus a margin for
          the remaining term of the loan;
        - Borrowers with less than conventional documentation of their income
          and/or net assets;
        - Very high or no limits on how much the payment amount or the interest
          rate may increase at reset periods, potentially causing a substantial
          increase in the monthly payment amount, and/or;
        - Including substantial prepayment penalties and/or prepayment penalties
          that extend beyond the initial interest rate adjustment period.
        Please explain to us how you specifically define sub-prime loans in practice, if at
        all. Please consider the above definition, in general, in your response. Please
        help us understand the potential materiality of your exposure to sub-prime loans.
        In addition, please help us understand the potential impact of the current
        environment related to sub-prime lending on the underlying operations and cash
        flows of your financial services segment and your homebuilding segments.

5.   If you believe that a material adverse impact on your financial condition, results
        of operations or liquidity, resulting from sub-prime lending, is remote, please
        explain. If you believe a material adverse impact is reasonably possible, please
        tell us what future disclosures you will include to provide a clear understanding of
        your potential exposure.

Note 2 – Summary of Significant Accounting Policies, page 56
Unconsolidated Homebuilding and Land Development Joint Ventures, page 66

6.   We note that you do not consolidate certain joint ventures for which you own
        greater than 50%. For each such venture, please demonstrate to us how and why
        you determined that your use of the equity method is appropriate. For ventures
        that you determined you lack voting control, please explain to us why you reached
        that determination and overcame the presumption of majority ownership.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, Anne McConnell at (202) 551-3709, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief